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SILVERMAN SCLAR SHIN & BYRNE PLLC

381 PARK AVENUE SOUTH
NEW YORK, NY 10016
212.779.8600
Facsimile: 212.779.8858
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Writer’s Direct Dial No.:
April 29, 2010

Pamela A. Long
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:           Axion International Holdings, Inc.
Registration Statement on Form S-1 Amendment No. 1
Filed April 19, 2010
SEC filing No. 333-165616

Dear Ms. Long:

We are counsel for Axion International Holdings, Inc. (the “Company”).  On behalf of the Company, I file herewith amendment no. 2 (“Amendment No. 2”) to the above referenced Registration Statement on Form S-1 and I hereby respond to the comments contained in your April 26, 2010 comment letter. We also will provide the Staff with courtesy copies of Amendment No. 2, marked to show the changes made in response to the Comment Letter.

Prospectus Summary, page 3

Comment No. 1:                                           We note your response to comment three in our letter dated April 13, 2010.  However, we are unable to locate disclosure regarding your auditor’s going concern opinion in the Prospectus Summary section.  Please advise or revise your disclosure accordingly.

Response:                                The disclosure has been added.

Lincoln Park Capital Transaction, page 4

Comment No. 2:                                           We note your response to comment four in our letter dated April 13, 2010.  Please file as an exhibit to the registration statement a copy of the agreement or other document evidencing Lincoln Park Capital’s waiver of its rights under the registration rights agreement.

Response:                                The document is filed as an Exhibit to Amendment No. 2.

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SILVERMAN SCLAR SHIN & BYRNE PLLC

Pamela A. Long
April 29, 2010

Business, page 12

Comment No. 3:                                           We note your response to comment six in our letter dated April 13, 2010.  Please remove all references to external websites, as you are not permitted to incorporate by reference.  In addition, we were not able to access any of the websites disclosed in response to our prior comment.  Please provide us with copies of each source, clearly marked to highlight the applicable portion or section and cross-referenced to the appropriate location in the filing.  Further, please confirm to use that these sources are widely available to the public.

Response:                                All statistical information other than one statistic and all references to websites have been removed and the remaining statistic is stated to be upon management’s belief and experience in the industry.

Management, page 24

Comment No. 4:                                           We note your revised disclosure in response to comment eight in our letter dated April 13, 2010.  Please clarify whether Mr. Greene was an Investment Advisor at Merrill Lynch at the same time he served as the President and Treasurer of Axion International.  You also state that from November 2004 through January 2007 Mr. Greene was a Senior VP at Keefe, Bruyette & Woods.  Please account for Mr. Greene’s business experience from January through July of 2007.

Response:                                The requested information has been added in Amendment No. 2.  In this regard, the disclosure has been revised so a reader understands, by looking at the dates, that, for part of the time Mr. Green was an Investment Advisor with Merrill Lynch he was developing Axion International’s business plan and negotiating the Rutgers license.  The disclosure also notes that, while he was president of Axion International during the time he was employed with Merrill Lynch,  Axion International did not commence substantive operations until November 2007.

Selling Shareholder, page 39

Comment No. 5:                                           We note your response to comment 12 in our letter dated April 13, 2010.  Please be advised that your offering is an indirect primary offering that may be registered as a resale offering under limited circumstances.  Because your indirect primary offering is treated as a resale offering, the investor is deemed to own the securities that are the subject of the equity line for purposes of Item 507 of Regulation S-K.  Please revise your disclosure accordingly.  You may include appropriate footnote disclosure to give some context to how and when the shares subject to the registration statement may be acquired by Lincoln Park Capital.  For additional guidance, refer to Questions 139.13 through 139.24 of the Division of Corporation Finance’s Securities Act Section Compliance and Disclosure Interpretations, which are available on our website at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm.

Response:                                The disclosure has been revised after discussion with the Staff.

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SILVERMAN SCLAR SHIN & BYRNE PLLC
Pamela A. Long
April 29, 2010

Signatures

Comment No. 6:                                           In your next amendment, please ensure that all signatures are dated.  In this regard, we note that the signatures executed by power of attorney are not dated.

Response:                                All signatures in Amendment No. 2, including those signatures executed by power of attorney are dated.

Exhibits 5.1

Comment No. 7:                                           Please have counsel revise its opinion to remove the qualification in the second sentence of paragraph E regarding the legal compilations.

Response:                                The referenced qualification has been deleted.

If you have any questions or comments with regard to the filing, please contact me at the above address.

Very truly yours,

/s/ Richard Feiner
Richard Feiner